November 7, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:                             PRA Health Sciences, Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-198644)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as a representative of the several underwriters of the Company’s proposed public offering of up to 18,604,651 shares of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 11:00 a.m., Washington D.C. time, on November 12, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated November 3, 2014, through the date hereof:

Preliminary Prospectus dated November 3, 2014:

359 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

JEFFERIES LLC
CITIGROUP GLOBAL MARKETS INC.

As Representatives of the several Underwriters

JEFFERIES LLC

By:	/s/ Ashley Delp Walker
Name: Ashley Delp Walker
Title: Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Ray Cooper
Name: Ray Cooper
Title: Managing Director

[Signature Page to Underwriter Acceleration Request]